Exhibit 99.1
Operating and Financial Review

The following discussion should be considered together with our unaudited financial information included with this release and the section contained in our annual report on Form 20-F for the year ended December 31, 2017 (the "2017 Annual Report"), “Item 5. Operating and Financial Review and Prospects”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this release.

As used herein, references to “we”, “us”, the “company”, or “trivago”, or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

On September 7, 2017, the merger of trivago GmbH into and with trivago N.V. became effective. Prior to the merger, trivago N.V. consolidated trivago GmbH, and prior to the pre–IPO corporate reorganization that we completed in connection with our initial public offering, or IPO, and as described in more detail in the 2017 Annual Report, trivago GmbH was considered to be the predecessor to trivago N.V. for accounting and reporting purposes.

Overview

trivago is a global hotel search platform. We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel searches and providing access to a deep supply of hotel information and prices. As of March 31, 2018, we offered access to more than two million hotels and other types of accommodation in over 190 countries.

Our search platform forms the core of our user experience and can be accessed globally via 55 localized websites and apps in 33 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listings or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience. In the first quarter of 2018, our revenue share from mobile websites and apps continued to exceed 60%.

Highlights

•	Total revenue was broadly stable at €259.4 million in the first quarter of 2018, showing a slight decline of 3% year-over-year, compared to €267.6 million in the first quarter of 2017

•
The number of Qualified Referrals increased to 189.5 million in the first quarter of 2018, or by 7%, compared to 177.2 million in the first quarter of 2017. Americas and Rest of World continue to drive qualified referral growth, increasing to 59.9 million and 59.5 million in the first quarter of 2018, respectively

•	Net loss in the first quarter of 2018 was €21.8 million, compared to net income of €7.7 million in the first quarter of 2017

•	Adjusted EBITDA was a loss of €21.9 million in the first quarter of 2018, compared to a positive Adjusted EBITDA of €19.3 million in the first quarter of 2017

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended March 31,
	2018	2017	Δ Y/Y
Total Revenue	259.4	267.6	(3)%
Qualified Referrals (in millions)	189.5	177.2	7%
Revenue per Qualified Referral (in €)	1.35	1.49	(9)%
Operating income/(loss)	(29.2)	12.5	n.m.
Net income/(loss)	(21.8)	7.7	n.m.
Net income/(loss) attributable to trivago N.V.	(21.8)	5.2	n.m.
Return on Advertising Spend	107.8%	120.7%	(12.9)bps
Adjusted EBITDA(1)	(21.9)	19.3	n.m.
n.m. - not meaningful
(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization, and Share Based Compensation) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 21-22 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Business Overview

Marketing
We believe that building and maintaining our brand and clearly articulating our role in travelers' hotel discovery journey will continue to drive both travelers and advertisers to our platform to connect in a mutually beneficial way. We focus the efforts of our marketing teams and advertising spend towards building effective and efficient messaging for a broad audience.

Brand Marketing
To grow brand awareness and increase the likelihood that users will visit our websites and apps, we invest in brand marketing globally across a broad range of media, including TV marketing, video marketing (such as YouTube) and out-of-home advertising. The amount and nature of our marketing spend varies across our markets, depending on multiple factors including cost efficiency, local media dynamics, the size of the market and our existing brand presence in that market.

We also generate and distribute online hotel and travel content as a means of engaging with travelers, for example, via social media. Mobile app marketing is becoming increasingly important with the continuous shift from desktop to mobile.

Performance Marketing
We market our services and directly acquire traffic for our websites by purchasing travel and hotel-related keywords from general search engines and through advertisements on other online marketing channels. These activities include advertisements through search engines, such as Baidu, Bing, Google and Yahoo! (commonly referred to as Search Engine Marketing, or SEM), and through display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing (commonly referred to as Display, Email and Affiliate Advertising, or DEA).

Advertiser Relations
Our advertiser relations team seeks to provide tailored advice to each of our existing and prospective online travel agencies, or OTAs, hotel chain and independent hotel advertisers. We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with advertisers, work with advertisers to help them optimize their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience. We aim to remain in close dialogue with OTAs and sophisticated hotel chains to better understand each advertiser’s specific needs and objectives in order to offer optimal solutions through our marketplace.

Our advertisers include:

•
OTAs, including large international players, such as brands affiliated with Expedia Group, Inc. ("Expedia Group") and Booking Holdings, Inc. ("Booking Holdings"), as well as smaller, regional and local OTAs;

•	Hotel chains, including large multi-national hotel chains and smaller regional chains;

•	Individual hotels; and

•	Providers of alternative accommodation, such as vacation rental or private apartments.

We generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif and ebookers, in the aggregate, accounted for 36% and 36% of our total revenue for the years ended December 31, 2017 and 2016, respectively. Booking Holdings and its affiliated brands, Booking.com, Priceline.com and Agoda, accounted for 44% and 43% of our total revenue for the years ended December 31, 2017 and 2016, respectively.

For the three months ended March 31, 2018, brands affiliated with Expedia Group and Booking Holdings accounted for 38% and 38% of our total revenue, respectively, as compared to 37% and 45% of our total revenue, respectively, in the three months ended March 31, 2017.

Marketplace
We design our algorithm to showcase the hotel room rate offers that we believe will be of most interest to our users, emphasizing those offers that are more likely to be clicked and ultimately booked on our advertisers' websites. We consider booking conversion, which we describe in more detail below, to be a key indicator of user satisfaction on our website. At the core of our ability to match our users’ searches with large numbers of hotel offers is our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers do this by submitting hotel room rates on our marketplace and cost-per-click, or CPC, bids for each user click on an advertised rate for a hotel. By clicking on a given rate, an individual user is referred to that advertiser’s website where the user can complete the booking. Advertisers can submit and adjust CPC bids on our marketplace frequently - as often as daily - on a property-by-property and market-by-market basis, and provide us with information on hotel room rates and availability on a near-real time basis.

In determining the prominence given to offers and their placement in our search results, including in hotel comparison search results for a given location and on detail pages for a given property, our proprietary algorithm considers a number of factors in a dynamic, self-learning process. These include the advertiser’s offered rate for the hotel room, the likelihood the offer will match the user’s hotel search criteria, data we have collected on likely booking conversion and user experience (as reflected in our assessment of the quality of users' experience after clicking out to an advertiser from our website, which functions as an adjustment to advertisers’ CPC bids in our marketplace auction process, or "relevance assessment") and the CPC bids submitted by our advertisers.

We believe the most influential factors impacting bidding behavior for our largest advertisers is the rate at which our qualified referrals result in bookings on their websites, or "booking conversion", and the amount our advertisers obtain from qualified referrals as a result of hotels booked on their sites, or "booking value". We refer to the degree to which we are able to share in the overall estimated booking revenues generated by our advertisers from our referrals as "commercialization". The quality of the traffic we generate for our advertisers increases when either or both booking conversion and booking value increase. We estimate overall booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace, and in particular, to gain insight into how our advertisers manage their advertising campaigns.
Assuming unchanged dynamics in the market beyond our marketplace, we would expect that the higher the potential booking value or conversion generated by a qualified referral and the more competitive the bidding, the more an advertiser is willing to bid for a hotel advertisement on our marketplace. This means that the levels of advertisers' CPC bids generally reflect their view of the likelihood that each click on an offer will result in a booking by a user. We believe our attribution model and the measures aimed at optimizing our product, described in more detail below, have contributed to increased quality of the traffic we generated for our advertisers, and, accordingly, absent other factors, would have had a positive effect on our referral revenues and revenue per qualified referral, or RPQR. However, the dynamics in the market beyond our marketplace are not static, and we believe that our advertisers continuously review their advertising spend on our platform and on other advertising channels, and continuously seek to optimize their allocation of their spending among us and our competitors.
In addition, changes in foreign exchange rates can amplify or mute changes in these underlying trends in our revenues and RPQR. Although we denominate our CPCs in euro and have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenues they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated.
Recent trends
After a period of increased marketplace volatility and testing activities by our largest advertisers in recent quarters, the relative proportions of our revenues generated by our largest advertisers remained relatively stable in the first quarter of 2018 compared to recent periods. We continued to experience sustained lower levels of our commercialization as our largest advertisers appeared to have increased their return on investment targets for their spend on our marketplace compared to the first quarter of 2017, which in turn has a negative effect on our share of the overall booking revenues generated from referrals on our platform (commercialization). This was evidenced in our RPQR, which declined, even as the optimizations we have been making to our platform and product and our attribution model appeared to continue to improve traffic quality we generated for our advertisers. Should the trend towards lower levels of our commercialization continue, our revenue may cease to grow or may decline, as is likely to be the case in the second quarter of 2018, as advertisers share less of their booking revenues with us. This may occur even though we are making improvements to our platform that we believe are improving the traffic quality generated for our advertisers and are generating qualified referrals, customers, bookings or revenue and profit for our advertisers at rates similar to or even greater than those in the past. Reflecting this dynamic environment, we now expect growth in total revenue for 2018 to be flat, and adjusted EBITDA for 2018 to be between negative €25 and negative €50 million.
The decline in commercialization was particularly pronounced compared to a strong first quarter of 2017, which benefited from positive revenue effects from the introduction of the relevance assessment. In the first quarter of 2018, we also experienced negative impacts on our referral revenues and RPQR from foreign exchange rate effects, in particular due to the relative weakening of the U.S. dollar and certain currencies in the Asia Pacific region to the euro. (The average exchange rate of U.S. dollars for euros increased 15.4% in the first quarter of 2018 as compared to the first quarter of 2017, calculated using the average for the particular period of the daily foreign exchange reference rates published by the European Central Bank.)
In the first quarter of 2018, as noted above, we also continued to implement measures aimed at optimizing our platforms and product, with the intention of increasing user retention and booking conversion, while reducing the number of click-outs required to ultimately make a booking. These are relatively small, incremental changes to our product that we believe, when considered together, will result in improvements to our product and platforms. Since we make these changes by optimizing for traffic quality instead of volume, these changes will tend to have a negative impact on Qualified Referrals, but we believe they will have a long-term positive impact on RPQR (although RPQR may still decline if our commercialization declines).
We continue to implement our new model for allocating our marketing spend, which we refer to as our attribution model, with the aim of optimizing our investment mix going forward by focusing less on revenue generated in each user session and more on the end-to-end booking value of the user that we generate through our platform. The model focuses on whether a user who comes to us from a performance marketing channel proceeds to book a hotel. In the first quarter of 2018, we continued to roll out this new attribution model in our SEM channel.

Operating Metrics
We earn substantially all of our revenue when users of our websites and apps click on hotel offers in our search results and are referred to one of our advertisers. We call this our Referral Revenue. We also earn subscription fees for certain services we provide to advertisers, such as Hotel Manager Pro, although such subscription fees do not represent a significant portion of our revenue.

Referral Revenue, Other Revenue, Qualified Referrals & RPQR

Referral Revenue by Segment & Other Revenue (€ millions)

Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Columbia, Costa Rica, Ecuador, Mexico, Montenegro, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Japan, India, New Zealand and Hong Kong. We believe the different trends in Referral Revenue across our reportable segments is primarily related to the different stages of development of our markets. We generate the most Referral Revenue in Developed Europe, our segment that includes the markets where we have operated the longest and where we have the highest level of brand awareness, but have also historically experienced relatively modest growth and where our revenue declined in the first quarter of 2018. We experience higher growth rates in newer markets, and as a result, our Referral Revenue in RoW continues to grow.

	Three months ended March 31,
	2018	2017	Δ €	Δ %
Americas	€97.2	€102.2	(5.0)	(5)%
Developed Europe	104.5	113.5	(9.0)	(8)%
Rest of World	54.2	48.6	5.6	12%
Total Referral Revenue	€255.9	€264.3	(8.4)	(3)%
Other Revenue	3.5	3.4	0.1	3%
Total Revenue	€259.4	€267.6	(8.2)	(3)%
Note: Some figures may not add due to rounding.

Total Revenue decreased by €8.2 million during the first quarter of 2018, compared to the same period in 2017, negatively impacted by lower levels of commercialization, as our advertisers optimized their spending across regions, and a slow-down in Qualified Referral growth.

Referral Revenue in the first quarter of 2018 increased to €54.2 million in Rest of World (RoW), or by 12%, while it decreased to €97.2 million and €104.5 million in Americas and Developed Europe, or by 5% and 8% respectively, as compared to the same period in 2017. The year-over-year declines in Referral Revenue in Developed Europe and Americas and the slow-down in the Referral Revenue growth rate in RoW were driven by the negative impacts on our levels of commercialization, as described above. In Developed Europe, the number of Qualified Referrals declined, while the growth rates in Qualified Referrals slowed in Americas and RoW, also reflecting lower marginal returns on increased advertising spend in these two segments. The slowdown in Qualified Referrals growth has negatively impacted Referral Revenue in all segments, particularly in Developed Europe.

Foreign exchange rate effects in the first quarter of 2018, in particular the relative weakening of the U.S. dollar and a number of other currencies in the Asia Pacific region to the euro, have negatively impacted Referral Revenue growth in Americas and RoW.

Other Revenue grew by 3% in the first quarter as compared to the same period in 2017. This increase was primarily driven by an increase in the number of Hotel Manager Pro subscriptions for which we receive a fee.

Qualified Referrals by Segment (in millions)

	Three months ended March 31,
	2018	2017	Δ	Δ %
Americas	59.9	55.5	4.4	8%
Developed Europe	70.1	73.6	(3.5)	(5)%
Rest of World	59.5	48.2	11.3	23%
Total	189.5	177.2	12.3	7%
Note: Some figures may not add due to rounding.

Qualified Referrals increased to 59.9 million and 59.5 million in Americas and RoW, respectively, in the first quarter of 2018, or by 8% and 23%, respectively, while it decreased to 70.1 million in Developed Europe, or by 5%, as compared to the same period in 2017. In the first quarter of 2018, the slowdown in Qualified Referral growth rates in Americas and RoW and the decline in Qualified Referrals in Developed Europe were negatively impacted by the new attribution model and ongoing product optimization as described above.

Revenue Per Qualified Referrals (RPQR)
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. Alternatively, RPQR can be separated into its price and volume components and calculated as follows:

RPQR = RPR x click-out rate
where
RPR = revenue per referral
click-out rate = referrals / Qualified Referrals

RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics.

The following table sets forth the RPQR for our reportable segments for the periods indicated (based on Referral Revenue):

RPQR by Segment (in €)

	Three months ended March 31,
	2018	2017	Δ %
Americas	€1.62	€1.84	(12)%
Developed Europe	1.49	1.54	(3)%
Rest of World	0.91	1.01	(10)%
Consolidated RPQR	€1.35	€1.49	(9)%

The following tables set forth the percentage change year-over-year in each of the components of RPQR for our reportable segments for the years indicated (other than Qualified Referrals which are discussed above). Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

% increase/(decrease) in RPR

Three months ended March 31,
2018 vs 2017
Americas	—%
Developed Europe	3.3%
Rest of World	(7.5)%
Consolidated decrease in RPR	(3.4)%

% increase/(decrease) in number of referrals

Three months ended March 31,
2018 vs 2017
Americas	(5.0)%
Developed Europe	(11.0)%
Rest of World	19.6%
Consolidated decrease in number of referrals	(0.8)%

% increase/(decrease) in click-out rate referrals

Three months ended March 31,
2018 vs 2017
Americas	(12.0)%
Developed Europe	(6.5)%
Rest of World	(3.1)%
Consolidated decrease in click-out rate referrals	(7.2)%

During the first quarter of 2018, Revenue per Qualified Referral (RPQR) decreased by 12%, 3% and 10% in Americas, Developed Europe and RoW, respectively, as compared to the same period in 2017. Consolidated RPQR decreased by 9% and was negatively impacted by the decrease in RPQR in all segments and by the increased weighting of RPQR in our RoW segment.

In the first quarter of 2018, we continued to experience lower levels of commercialization compared to the same period in 2017, which had a significant negative effect on RPQR in all segments. RPQR in Americas and RoW were negatively impacted by significant headwinds resulting from foreign exchange rate effects, particularly the relative weakening of the U.S. dollar and certain currencies in the Asia Pacific region to the euro. In Americas and RoW, this significant negative effect from foreign exchange and lower commercialization more than offset the positive effects we observed from the continued roll-out of the attribution model and the implementation of measures aimed at optimizing our platforms, which is reflected in the declines in click-out-rates across segments and which we believe contributed to increased booking conversion and higher average booking values. In Developed Europe, negative effects from lower commercialization were partly offset by the positive effects mentioned above.

Expenses (€ millions)

	Costs and Expenses			As a % of Revenue
	Three months ended March 31,			Three months ended March 31,
	2018	2017	Δ %	2018	2017	Δ in bps
Cost of revenue	€1.6	€1.1	45%	1%	—%	1%
of which share-based compensation	0.0	0.0	—%
Selling and marketing	256.2	231.5	11%	99%	86%	13%
of which share-based compensation	0.8	1.0	(20)%
Technology and content	15.5	11.7	32%	6%	4%	2%
of which share-based compensation	0.8	1.0	(20)%
General and administrative	14.9	8.9	67%	6%	3%	3%
of which share-based compensation	2.9	1.3	123%
Amortization of intangible assets	0.4	2.0	(80)%	—%	1%	(1)%
Total costs and expenses	€288.6	€255.1	13%	111%	95%	16%
Note: Some figures may not add due to rounding.

Cost of revenue
In the first quarter of 2018, cost of revenue increased by €0.5 million, or by 45%, year-over-year to €1.6 million. This reflects our continued investment in our data center and servers, higher personnel costs and depreciation.

Selling and marketing
In the first quarter of 2018, selling and marketing expense increased by €24.7 million, or by 11% year-over-year to €256.2 million, of which €237.4 million, or 93%, was advertising expense. The increase was driven by higher advertising spend in Americas and RoW with €93.3 million and €62.5 million respectively, compared to €86.6 million and €50.5 million in the first quarter of 2017. The advertising spend in Developed Europe was flat at €81.6 million in the first quarter of 2018 compared to €81.8 million in the first quarter of 2017. Selling and marketing expense was 99% of revenues in the first quarter of 2018, up from 86% in the first quarter of 2017. In Americas and RoW, we increased advertising spend compared to the first quarter of 2017, while lowering our Return on Advertising Spend targets to support revenue levels. In Developed Europe, advertising spend was flat, reflecting lower marginal returns on advertising spend compared to our other segments.

In the first quarter of 2018, other selling and marketing expense excluding share-based compensation increased by €6.5 million, or 57% year over year to €18.0 million. Most of the increase was driven by higher investments in the production of television advertisements by €4.1 million as well as an increase in personnel costs of €1.5 million.

Share-based compensation decreased by €0.2 million to €0.8 million in the first quarter of 2018.

Technology and content
In the first quarter of 2018, total technology and content expense increased by €3.8 million, or 32% year-over-year to €15.5 million. The increase was primarily driven by an increase in personnel costs of €1.9 million as we continued to invest in headcount.

In the first quarter of 2018, technology and content included €0.8 million of share-based compensation compared to €1.0 million in the same period in 2017.

General and administrative
For the first quarter of 2018, general and administrative expense increased by €6.0 million, or 67%, year-over-year, to €14.9 million, which was primarily driven by higher professional fees, personnel expense, and share-based compensation.

Professional fees and other increased by €2.6 million in the first quarter of 2018 compared to the first quarter of 2017 primarily due to increased legal, audit and consulting expenses.

Overall personnel and recruiting costs increased by €1.9 million. Share-based compensation increased by €1.6 million in the first quarter of 2018 to €2.9 million.

We plan to move into our new campus in Düsseldorf in June 2018. The contractual lease agreements triggered build-to-suit treatment under U.S. GAAP. We have bifurcated our lease payments relating to the premises into a portion that is allocated to the building (a reduction to the financing obligation) and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. For the quarter ended March 31, 2018, we recorded €0.4 million of non-cash land rent expense in connection with this lease, unchanged compared to the same period in 2017.

Amortization of intangible assets
Amortization of intangible assets was €0.4 million in the first quarter of 2018, compared to €2.0 million in the first quarter of 2017. These amortization costs relate predominantly to intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago in 2013, which were allocated to trivago. The amortization expense decreased as some of these intangible assets reached the end of their useful lives.

Share-based compensation
Share-based compensation was €4.5 million in the first quarter of 2018, compared to €3.3 million in the first quarter of 2017.

Net income/(loss) attributable to trivago and Adjusted EBITDA(1) (€ millions)

	Three months ended March 31,
	2018	2017	Δ €
Operating income/(loss)	€(29.2)	€12.5	(41.7)
Other income/(loss)
Interest expense	(0.0)	0.0	0.0
Other, net	0.1	(0.1)	0.2
Total other income/(expense), net	€0.1	€(0.1)	0.2

Income/(loss) before income taxes	(29.1)	12.4	(41.5)
Expense/(benefit) for income taxes	(7.4)	4.7	(12.1)
Income/(loss) before equity method investment	€(21.8)	€7.7	(29.5)
Income/(loss) from equity method investment	(0.0)	0.0	0.0
Net income/(loss)	€(21.8)	€7.7	(29.5)

Net (income)/loss attributable to noncontrolling interests	0.0	(2.4)	2.4
Net income/(loss) attributable to trivago N.V.	€(21.8)	€5.2	(27.0)

Adjusted EBITDA	€(21.9)	€19.3	(41.2)
Note: Some figures may not add due to rounding.
(1) Adjusted EBITDA is a non-GAAP measure. See page 22 herein for a description and reconciliation to the corresponding GAAP measure.

Net loss attributable to trivago N.V. of €21.8 million in the first quarter of 2018 reflected an increase of our operating expenses relative to our revenues reflecting the negative impacts on our levels of commercialization and our decision to increase advertising spend. Adjusted EBITDA was €(21.9) million in the first quarter of 2018, compared to €19.3 million in the first quarter of 2017.

Income taxes
Income tax benefit was €7.4 million in the first quarter of 2018 compared to expense of €4.7 million in the first quarter 2017. The total weighted average tax rate was 30%, which is mainly driven by the German statutory rate of approximately 31%. Our effective tax rate was 25.2% largely due to the effect of share-based compensation expenses, which are non-deductible for tax purposes, compared to 38.0% in the first quarter in 2017.

Balance sheet, cash flows and capitalization
Cash, cash equivalents and restricted cash were €159.7 million as of March 31, 2018, of which €2.6 million are related to long term restricted cash for the new campus building, compared to €190.3 million as of December 31, 2017. The decrease was mainly driven by negative cash flow from operating activities of €27.1 million of which is primarily due to a net loss of €21.8 million. Changes in operating assets and liabilities further contributed to the decrease as accounts receivable increased more than accounts payable. Accounts receivable increased by €42.0 million, of which €27.6 million are related party receivables, as of March 31, 2018 compared to December 31, 2017. The increase reflects the seasonality in the revenue development of total referral revenue increasing from €177.2 million in the last quarter of 2017 to €255.9 million in the first three months of 2018. Accounts payable increased by €36.2 million as of March 31, 2018 compared to December 31, 2017 notably due to the ramp-up in advertising expenses, which increased from €149.7 million in the fourth quarter of 2017 to €237.4 million in the first quarter of 2018. Furthermore, prepaid expenses and other current assets increased by €0.7 million as of March 31, 2018 compared to December 31, 2017 because of increased prepayments on TV spot production and advertising expenses.

The decrease in cash, cash equivalents and restricted cash was further driven by negative cash flow from investing activities of €5.7 million, which predominantly consisted of capital expenditures, including internal-use software and website development.

Our current ratio decreased from 3.7 as of December 31, 2017 to 2.6 as of March 31, 2018 as a result of the movement in our accounts receivables and accounts payables.

Our plan to move into a newly leased campus building in Düsseldorf's Media Harbor results in a steadily increasing capitalization of capital lease costs on the balance sheet, amounting to €103.6 million as of March 31, 2018 compared to €92.3 million as of December 31, 2017.

Legal proceedings
The Australian Competition and Consumer Commission, or ACCC, has requested information and documents from us relating to our advertisements in Australia concerning the hotel prices available on our Australian site and our strike-through pricing practice, which is the display adjacent to the price quote in the top position in our search results of a higher price that is crossed out. We submitted this information to the ACCC in February 2018, and are planning to complete our provision of documents at the end of April 2018. We are unable to estimate this matter’s potential effect on our financial position and results of operations.

trivago N.V. and certain of its management board members are the subject of two putative class actions that were filed in the United States District Court for the Southern District of New York following the announcement by the U.K. Competition and Markets Authority of its industry-wide investigation into online hotel booking sites. These two actions have since been consolidated into a single action, and an amended complaint was filed in that action on March 30, 2018. The amended complaint asserts claims under the Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended, on behalf of persons who purchased or otherwise acquired trivago’s American Depositary Receipts pursuant and/or traceable to the registration statement and prospectus issued in connection with our IPO on or about December 16, 2016 and/or on the open market between December 16, 2016 and October 25, 2017. The complaint also names underwriters of our initial public offering as defendants. We are unable to estimate this matter’s potential effect on our financial position and results of operations.

The outcomes of these matters could have a material adverse effect on our business, financial condition or results of operations.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except per share data) (unaudited)

ASSETS	As of March 31, 2018	As of December 31, 2017
Current assets:
Cash & cash equivalents	€157,018	€190,201
Restricted cash	103	103
Accounts receivable, less allowance of €662 and €231 at March 31, 2018 and December 31, 2017, respectively	57,526	43,062
Accounts receivable, related party	66,625	39,063
Tax receivable	2,845	2,092
Prepaid expenses and other current assets	19,463	18,758
Total Current Assets	303,580	293,279

Property and equipment, net	129,032	114,471
Other long-term assets	6,946	6,955
Intangible assets, net	172,873	173,294
Goodwill	490,442	490,455
TOTAL ASSETS	€1,102,873	€1,078,454

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€87,514	€51,307
Income taxes payable	3,422	3,428
Deferred revenue	9,762	8,941
Accrued expenses and other current liabilities	15,882	14,711
Total current liabilities	116,580	78,387

Deferred income taxes	40,512	48,305
Other long-term liabilities	109,045	97,787

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 30,978,388 and 30,916,474 shares issued and outstanding as of March 31, 2018 and December 31, 2017, respectively	1,859	1,855
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 319,799,967 and 319,799,968 shares issued and outstanding as of March 31, 2018 and December 31, 2017, respectively	191,880	191,880
Reserves	734,935	730,431
Contribution from parent	122,307	122,307
Accumulated other comprehensive income (loss)	(223)	(180)
Retained earnings (accumulated deficit)	(214,022)	(192,318)
Total stockholders’ equity attributable to trivago N.V.	836,736	853,975
Noncontrolling interest	—	—
Total stockholders' equity	836,736	853,975
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€1,102,873	€1,078,454

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share data) (unaudited)

	Three months ended
	March 31, 2018	March 31, 2017
Revenue	€160,217	€169,881
Revenue from related party	99,147	97,763
Total revenue	259,364	267,644

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	1,579	1,098
Selling and marketing (1)(3)	256,226	231,455
Technology and content, including related party (1)(2)(3)	15,470	11,715
General and administrative, including related party (1)(2)(3)	14,879	8,869
Amortization of intangible assets (2)	421	1,998
Operating income/(loss)	(29,211)	12,509

Other income/(expense)
Interest expense	(17)	(4)
Other, net	96	(145)
Total other income/(expense), net	79	(149)

Income/(loss) before income taxes	(29,132)	12,360
Expense/(benefit) for income taxes	(7,351)	4,702
Income/(loss) before equity method investment	(21,781)	7,658
Income/(loss) from equity method investment	(17)	—
Net income/(loss)	(21,798)	7,658
Net (income)/loss attributable to noncontrolling interests	—	(2,423)
Net income/(loss) attributable to trivago N.V.	€(21,798)	€5,235
Earnings per share attributable to trivago N.V. available to common stockholders(4):
Basic	€(0.06)	€0.02
Diluted	(0.06)	0.02
Shares used in computing earnings per share:
Basic	350,744	239,075
Diluted	350,744	244,361
(1) Includes share-based compensation as follows:
Cost of revenue	€29	€13
Selling and marketing	754	979
Technology and content	845	1,004
General and administrative	2,874	1,308
(2) Includes amortization as follows:
Amortization of acquired technology included in amortization of intangible assets	€35	€—
Amortization of internal use software and website development costs included in technology and content	495	380
Amortization of internal use software costs included in general and administrative	152	—

(3) Includes related party expense as follows:
Cost of revenue	€14	€17
Technology and content	162	66
General and administrative	6	83
Selling and marketing	9	13
(4) Represents earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from January 1 through March 31 for the respective years.

We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended
	March 31, 2018	March 31, 2017
Operating activities:
Net income/(loss)	€(21,798)	€7,658
Adjustments to reconcile net income/(loss) to net cash used:
Depreciation (property and equipment and internal-use software and website development)	2,423	1,475
Amortization of intangible assets	421	1,998
Impairment of intangible assets	165	—
Share-based compensation	4,502	3,304
Deferred income taxes	(7,793)	(1,178)
Foreign exchange (gain) loss	(134)	76
Bad debt expense	127	29
Loss on sale of fixed assets	2	—
Loss from equity method investment	17	—
Changes in operating assets and liabilities:
Accounts receivable, including related party	(42,439)	(61,927)
Prepaid expense and other assets	(619)	1,032
Accounts payable	36,438	35,685
Accrued expenses and other liabilities	1,203	1,284
Deferred revenue	1,126	2,469
Taxes payable/receivable, net	(759)	3,908
Net cash used in operating activities	€(27,118)	€(4,187)

Investing activities:
Capital expenditures, including internal-use software and website development	(5,758)	(2,358)
Proceeds from sale of fixed assets	19	—
Net cash used in investing activities	€(5,739)	€(2,358)

Financing activities:
Payments of initial public offering costs	—	(4,038)
Dividends paid to NCI	—	(158)
Proceeds from exercise of option awards	6	—
Net cash (used in)/provided by financing activities	€6	€(4,196)

Effect of exchange rate changes on cash	(332)	(21)
Net decrease in cash, cash equivalents and restricted cash	€(33,183)	€(10,762)
Cash, cash equivalents and restricted cash at beginning of the period	192,900	228,182
Cash, cash equivalents and restricted cash at end of the period	€159,717	€217,420

Supplemental cash flow information:
Cash paid for interest	€—	€2
Cash paid for taxes, net of (refunds)	759	1,972
Non-cash investing and financing activities:
Taxes payable for shares withheld	€—	€534
Fixed assets-related payable	1,688	363
Capitalization of construction in process related to build-to-suit lease	11,282	7,212

Earnings per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income attributable to trivago N.V., after adjusting for noncontrolling interest, by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three Months Ended March 31,
	2018	2017
Numerator (€ thousands)
Net income/(loss)	€(21,798)	€7,658
Less: net (income)/loss attributable to noncontrolling interest	—	(2,423)
Net income/(loss) attributable to trivago N.V.	€(21,798)	€5,235

Denominator (in thousands)
Weighted average number of common shares:
Basic	350,744	239,075
Diluted	350,744	244,361

Net income (loss) per share attributable to common stockholders of trivago N.V.:
Basic(1)	€(0.06)	€0.02
Diluted(2)	€(0.06)	€0.02
(1) Basic net income (loss) per common share attributable to common stockholders of trivago N.V. is computed by dividing (A) net income (loss) attributable to trivago N.V. by (B) basic weighted average common shares outstanding.
(2) Diluted net income (loss) per common share attributable to common stockholders of trivago N.V. is computed by dividing (A) net income (loss) attributable to trivago N.V. by (B) the diluted weighted average common shares outstanding, which has been adjusted to include potentially dilutive securities. Diluted net income (loss) per common share attributable to trivago N.V. for the three months ended March 31, 2018 does not include the effects of the exercise of then outstanding stock options as the inclusion of these instruments would have been anti–dilutive.

On September 7, 2017, the merger of trivago GmbH into and with trivago N.V. became effective. Pursuant to the merger, our founders exchanged all of their units of trivago GmbH remaining after the pre-IPO corporate reorganization (as defined and further described in our 2016 annual report on Form 20-F) for Class B shares of trivago N.V.

The ownership of trivago N.V. as of March 31, 2018, is as follows:

	Class A shares	Class B shares	Total
Founders, collectively	—	110,791,879	110,791,879
Public	30,978,388	—	30,978,388
Expedia	—	209,008,088	209,008,088
Total	30,978,388	319,799,967	350,778,355

	Class A shares in %	Class B shares in %	Total
Founders, collectively	0.0%	31.6%	31.6%
Public	8.8%	0.0%	8.8%
Expedia	0.0%	59.6%	59.6%
Total	8.8%	91.2%	100.0%

trivago N.V. Key Metrics

•
The following metrics are intended as a supplement to the financial information found in this release and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.

•
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

•	These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.

•	Some numbers may not add due to rounding.

	Three months ended March 31,
	2018	2017
ROAS by segment
Americas	104.2%	118.0%
Developed Europe	128.1%	138.7%
Rest of World	86.6%	96.3%
Consolidated ROAS	107.8%	120.7%

QR by segment (in millions)
Americas	59.9	55.5
Developed Europe	70.1	73.6
Rest of World	59.5	48.2
Consolidated QR	189.5	177.2

RPQR by segment
Americas	€1.62	€1.84
Developed Europe	1.49	1.54
Rest of World	0.91	1.01
Consolidated RPQR	€1.35	€1.49

Notes & Definitions:
ROAS: The ratio of our referral revenue to our advertising expenses in a given period, or return on advertising spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing.

QR: We define a qualified referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one qualified referral.

RPQR: We use average revenue per qualified referral, to measure how effectively we convert qualified referrals to revenue. RPQR is calculated as referral revenue divided by the total number of qualified referrals in a given period.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) basis.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define adjusted EBITDA as net income (loss):

1.	Less: income/(loss) from equity method investment

2.	Plus: expense/(benefit) for income taxes,

3.	Plus: total other (income)/expense, net,

4.	Plus: depreciation of property and equipment, including amortization of internal use software and website development

5.	Plus: amortization of intangible assets, and

6.	Plus: share-based compensation

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods. Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization and Share Based Compensation)

	Three months ended March 31,
(€ millions)	2018	2017
Net income/(loss)	€(21.8)	€7.7
Income/(loss) from equity method investment	(0.0)	0.0
Income/(loss) before equity method investment	€(21.8)	€7.7
Expense/(benefit) for income taxes	(7.4)	4.7
Income/(loss) before income taxes	€(29.1)	€12.4
Add/(less):
Interest expense	0.0	0.0
Other, net	(0.1)	0.1
Operating income/(loss)	€(29.2)	€12.5
Depreciation	2.4	1.5
Amortization of intangible assets	0.4	2.0
EBITDA	€(26.4)	€16.0
Share-based compensation	4.5	3.3
Adjusted EBITDA	€(21.9)	€19.3
Note: Some figures may not add due to rounding.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of April 25, 2018 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•	any reduction in spending or any change in bidding strategy by one or more of our largest advertisers;

•	our ability to return to a growth trajectory as our business matures;

•	our ability to increase advertiser diversity on our market;

•
the success of measures we are implementing aimed at maximizing the life-time value of the user, including the “attribution model” with respect to the allocation of performance marketing advertising spend;

•	global political and economic instability and other events beyond our control;

•	increasing competition and consolidation in our industry;

•	our advertiser concentration;

•	our ability to maintain and increase our brand awareness;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, hotel chains and independent hotels as well as OTAs;

•	our reliance on search engines, which may change their algorithms;

•	any inaccuracies in, or misinterpretation of, the assumptions and estimates and data we use to make decisions about our business;

•	the potential development and impact on us of legal and regulatory proceedings to which we are or may become subject;

•	our reliance on technology;

•	our material weakness in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	our ability to attract, train and retain executives and other qualified employees; and

•	our entrepreneurial culture and decentralized decision making;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's annual report on Form 20-F for the year ended December 31, 2017. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this release, whether as a result of new information, future events or otherwise.